Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges.
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Regency Energy Partners LP			Regency Predecessor LLC
			Period from
			Acquisition Date	Period from	Period from
			(December 1,	January 1,	Inception
	Year Ended	Year Ended	2004) to December	2004 to	(April 2, 2003) to
	December 31, 2006	December 31, 2005	31, 2004	November 30, 2004	December 31, 2003

Earnings:
Income (loss) from continuing operations	$(7,244)	$(11,592)	$1,474	$20,137	$6,174
Add:
Interest expense	37,182	17,880	1,335	5,097	2,392
Portion of rent under long-term operating leases representative of an interest factor	574	477	43	468	190
Amortization of capitalized interest	131	—	—	—	—
Distributed income from investees accounted for under the equity method	—	—	—	280	—
Less:
Equity income	(532)	(312)	(56)	—	—

Total earnings available for fixed charges	$30,111	$6,453	$2,796	$25,982	$8,756

Fixed Charges:
Interest expense	$37,182	$17,880	$1,335	$5,097	$2,392
Portion of rent under long-term operating leases representative of an interest factor	574	477	43	468	190
Capitalized interest	511	2,613	—	—	—

Total fixed charges	$38,267	$20,970	$1,378	$5,565	$2,582

Ratio of earnings to fixed charges (x times) (1)	—	—	2.03	4.67	3.39

(1)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2006 and 2005 by $8,156,000 and $14,517,000, respectively.